MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

                             April 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust XIV

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-71813; 811-09223

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Ryan Sutcliffe of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A of Pioneer Series Trust XIV (the “Registrant”), with respect to its series Pioneer Global Sustainable Growth Fund, Pioneer Global Sustainable Value Fund and Pioneer Intrinsic Value Fund (each, a “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant attach to the response a redline reflecting disclosure revised in response to a comment from the Staff.

	Response:	Attached to the response as Appendix A, please find a redline reflecting disclosure revised in response to a comment from the Staff.

2.	Comment:	The Staff requested that the Registrant complete all bracketed or incomplete information in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) with respect to each Fund. The Staff requested that Registrant also complete all bracketed or incomplete information in the redline provided with the response to the Staff’s comments to permit the Staff to review such information sufficiently in advance of the Rule 485(b) filing.

	Response:	The Registrant confirms that all bracketed or incomplete information will be completed in the Registrant’s Rule 485(b) filing. In addition, attached to this response as Appendix A is a redline in which all bracketed or incomplete information has been completed.

3.	Comment:	For each Fund, the Staff requested that the Registrant revise the first sentence under “Fees and expenses of the Fund” to state that the table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.

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	Response:	For each Fund, the Registrant will revise the first sentence under “Fees and expenses of the Fund” to state that “the table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.”

4.	Comment:	The Staff requested that, for each Fund, the Registrant confirm that Acquired Fund Fees and Expenses, if any, are not estimated to exceed 0.01% of average net assets, or revise the fee table to reflect Acquired Fund Fees and Expenses, as applicable.

	Response:	For each Fund, the Registrant confirms that Acquired Fund Fees and Expenses, if any, are not estimated to exceed 0.01% of average net assets.

5.	Comment:	The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 3 to each Fund’s fee table.

	Response:	The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 3 to each Fund’s fee table.

6.	Comment:	The Staff noted that the Registrant states with respect to each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund that under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of issuers, located throughout the world, that the adviser believes adhere to the Fund’s ESG criteria. The Staff requested that the Registrant revise this statement to remove the reference to securities of issuers located throughout the world in order to clarify that the 80% policy apples to the Fund’s ESG criteria.

	Response:	For each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant will revise the disclosure referenced by the Staff to state that “under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of issuers that the adviser believes adhere to the Fund’s ESG criteria.”

7.	Comment:	The Staff noted that the Registrant states that for purposes of the 80% investment policy of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, “ESG criteria” is defined as the exclusion of investments issued by companies significantly involved in the production of certain alcohol, tobacco, weapons and gaming businesses. The Staff requested that the Registrant define and disclose the meaning of “significantly involved” for purposes of this disclosure.

	Response:	For each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant will revise the disclosure referenced by the Staff to include a statement that “to the extent possible on the basis of information available to the adviser, an issuer will be deemed to be significantly involved in an activity if it derives more than 10% of its gross revenues from such activities.”

8.	Comment:	The Staff requested that the Registrant revise the Item 4 disclosure for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund to describe the specific criteria the Fund uses to determine that an issuer is located outside of the United States for purposes of its non-U.S. issuer investment policy.

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	Response:	For each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant will revise the disclosure referenced by the Staff to include a statement that “non-U.S. issuers are issuers that are organized under the laws of a country outside of the United States, issuers with a principal office located in a country outside of the United States, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in a country outside of the United States or sales made in a country outside of the United States, or issuers that have at least 50% of their assets in a country outside of the United States.

9.	Comment:	The Staff noted that the Registrant states that the minimum percentage of net assets invested by each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI ACWI Index that is represented by non-U.S. issuers from time to time minus 10 percentage points. The Staff noted that it did not agree with the 10 percentage point buffer indicated in each Fund’s test. The Staff indicated that it would accept a five percentage point buffer.

	Response:	The Registrant will revise the disclosure referenced by the Staff to include statements that for Pioneer Global Sustainable Growth Fund the minimum percentage of net assets invested in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI Growth ACWI Index that is represented by non-U.S. issuers from time to time minus 5 percentage points, and for Pioneer Global Sustainable Value Fund the minimum percentage of net assets invested in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI Value ACWI Index that is represented by non-U.S. issuers from time to time minus 5 percentage points.

10.	Comment:	The Staff noted that the Registrant states that for purposes of satisfying the non-U.S. issuer investment policy of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Fund may invest in derivative instruments that provide exposure to such non-U.S. issuers or have similar economic characteristics. The Staff requested that, for each such Fund, the Registrant confirm, and disclose in the Registration Statement, that the Fund will use the market value of derivative instruments rather than the notional value of such instruments in such a calculation, as applicable.

	Response:	The Registrant confirms that each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund will use the market value of derivative instruments in the 80% calculation referenced by the Staff. The Registrant will include the following disclosure in the Statement of Additional Information for each such Fund:

“The minimum percentage of net assets invested by the Fund in issuers located outside of the United States is the lesser of (a) 40% or (b) the percentage of the MSCI Growth ACWI Index/MSCI Value ACWI Index, as applicable that is represented by non-U.S. issuers from time to time minus 5 percentage points. For purposes of satisfying this policy, the Fund may invest in derivative instruments that provide exposure to such non-U.S. issuers or have similar economic characteristics. The Fund will use the market value of derivative instruments for purposes of this policy.”

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The Registrant notes that, unlike Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the disclosure for Pioneer Intrinsic Value Fund does not indicate that the Fund may invest in derivative instruments for purposes of satisfying an investment policy. Accordingly, the Registrant respectfully submits that no change to the disclosure for Pioneer Intrinsic Value Fund is required.

11.	Comment:	The Staff requested that the Registrant clarify whether the adviser applies its ESG analysis to every investment made by a Fund.

	Response:	The Registrant will revise the disclosure for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund to add a statement that “under normal circumstances, the adviser applies its ESG analysis to all of the Fund’s investments.”

12.	Comment:	The Staff noted that the Registrant states that the adviser intends to use one or multiple third party data or scoring providers in its ESG analysis. The Staff requested that the Registrant identify in the principal investment strategies disclosure the provider that the adviser intends to use or the primary providers if the adviser intends to use multiple third party providers. The Staff also requested that the Registrant briefly summarize each provider’s criteria or methodology in the principal investment strategies disclosure. The Staff requested that the Registrant consider any related principal risks to a Fund’s use of third party data providers since the criteria used by the providers can differ significantly.

	Response:	The Registrant will revise the principal investment strategy disclosure for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund to include the following statements:

“The adviser currently obtains third party ESG ratings information from MSCI Inc. MSCI ESG ratings aim to measure a company’s resilience to long-term, financially relevant ESG risks. MSCI identifies material risks and opportunities for an industry through a quantitative model that looks at ranges and average values for externalized impacts such as carbon intensity, water intensity, and injury rates. Key issues are assigned to each industry and company and scored. To arrive at a final ESG rating, the weighted average of individual key issue scores is normalized relative to ESG rating industry peers.”

The Registrant will revise the “ESG risk” factor for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund to include a statement that “in considering ESG factors, the fund’s adviser may use third party ESG ratings information that it believes to be reliable, but such information may not be accurate or complete, or may be biased.”

13.	Comment:	The Staff noted that the Registrant states that ESG-related concerns in one area might not automatically eliminate an issuer from being an eligible investment for the Fund. The Staff requested that the Registrant describe the ESG areas the adviser reviews for the purpose of selecting investments.

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	Response:	For each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant will revise the disclosure referenced by the Staff to include the following statements:

“Environmental assessment categories typically include climate change, natural resource use, waste management and environmental opportunities. Social assessment categories typically include human capital, product safety and social opportunities (social opportunities include access to health care, and nutritional, health-related, financial and educational programs). Governance assessment categories typically include corporate governance, business ethics and government and public policy.”

14.	Comment:	In regard to the Registrant’s disclosure regarding leveraging risk, the Staff requested that, if a Fund plans to borrow for leveraging purposes as a principal investment strategy, the Fund disclose that in the principal investment strategies section.

	Response:	The Registrant confirms that none of the Funds currently plans to borrow for leveraging purposes as a principal investment strategy, and respectfully submits that no change to the disclosure is required.

15.	Comment:	The Staff noted that, with respect to each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant states that the Fund may use an ETF to satisfy the Fund’s 80% policy if the ETF invests at least 80% of its net assets in the equity securities of issuers located throughout the world. The Staff requested that the Registrant disclose how a Fund would confirm that any such ETF meets all required criteria for a Fund investment, including exclusionary ESG criteria. The Staff also requested that the Registrant harmonize this recitation of the 80% investment policy with the recitation of the 80% investment policy in Item 4.

	Response:	The Registrant will revise the disclosure for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund to delete the statement referenced by the Staff.

16.	Comment:	The Staff noted that the Registrant refers to investments in ETFs and closed-end funds in each Fund’s “Risks of investment in other funds” risk factor and requested that the Registrant include corresponding disclosure in the Item 4 principal investment strategies disclosure.

	Response:	The Registrant notes that, for each Fund, the Item 4 principal investment strategies disclosure currently states that “for purposes of the fund’s investment policies, equity securities include common stocks and other equity instruments, such as funds that invest primarily in equity securities.” To address the Staff’s comment, the Registrant will replace the reference to “funds” in such disclosure with a reference to “securities of other investment companies (including mutual funds, exchange-traded funds and closed-end funds).”

17.	Comment:	The Staff noted that, for each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant states in the “More on the Fund’s investment objective and strategies” section that the Fund “may” invest in securities of non-U.S. issuers. The Staff requested that the Registrant revise this disclosure to state that the Fund “expects” or “will, under normal circumstances” invest in securities of non-U.S. issuers to harmonize the disclosure with the Fund’s non-U.S. investment test.

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	Response:	For each of Pioneer Global Sustainable Growth Fund and Pioneer Global Sustainable Value Fund, the Registrant will revise the disclosure referenced by the Staff to state that “the Fund will, under normal circumstances, invest in securities of non-U.S. issuers.”

18.	Comment:	The Staff requested that the Registrant revise the disclosure for each Fund under “Additional investment strategies” to make clear that such disclosure also addresses related risks.

	Response:	For each Fund, the Registrant will revise the title and introduction of the disclosure referenced by the Staff as follows:

“Additional investment strategies and related risks. In addition to the principal investment strategies, and related risks, discussed in this prospectus, the Fund may also use other techniques, including the following non-principal investment strategies, and related risks.”

19.	Comment:	The Staff requested that the Registrant revise each Fund’s fundamental policy regarding concentration in accordance with Section 8(b)(1) of the Investment Company Act of 1940 and Item 16(c)(1)(iv) of Form N-1A to provide that the Fund may not make any investment if, as a result the Fund’s investments will be concentrated in any one industry or group of industries.

	Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that it believes that each Fund’s policy addresses the requirements of Section 8(b)(1) of the 1940 Act. The Registrant also notes that the formulation of each Fund’s concentration policy is consistent with the formulation adopted by the other funds in the Pioneer fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

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Appendix A

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